LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

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www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2004	slanter@luselaw.com

August 8, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn:	Ms. Aisha Adegbuyi, Staff Attorney

	Re:	NB Bancorp, Inc.
Registration Statement on Form S-1 (File No. 333-272567)

Dear Ms. Adegbuyi:

On behalf of NB Bancorp, Inc. (the “Registrant”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s letter dated August 1, 2023, as well as the Registrant’s responses to those comments. The Amended Form S-1 has been blacklined to reflect changes from the initial filing.

Form S-1/A filed July 27, 2023

Business of Needham Bank

Sources of Funds, page 111

1.	Please revise to disclose the outstanding amount of time deposits that are uninsured at the end of the latest reported period by time remaining until maturity. Refer to Item 1 406(f)(2) of Regulation S-K.

The disclosure on page 112 of the prospectus has been revised in response to the comment.

We supplementally advise the staff that all of Needham Bank’s deposits are fully insured due to the additional insurance provided to a participating Massachusetts bank, such as Needham Bank, under the DIF, a private industry-sponsored insurance fund in Massachusetts that insures all deposits at Needham Bank above FDIC limits.

LUSE GORMAN, PC

Ms. Aisha Adegbuyi

Securities and Exchange Commission

August 8, 2023

Additionally, pursuant to Regulation S-K 1406(f)(2), we supplementally advise the Staff that Needham Bank has no time deposits that are otherwise uninsured (including for example, U.S. time deposits in uninsured accounts, non-U.S. time deposits in uninsured accounts, or non-U.S. time deposits in excess of any country-specific insurance fund limit). Regulation S-K 1406(f)(2).

Consolidated Financial Statements of NB Financial, MHC and Subsidiary

Note 5 – Mortgage Banking – Loan Sales and Servicing, page F-68

2.	Please refer to comment 11. We note that the carrying value of your mortgage servicing rights disclosed on page F-68 is the same amount as the fair value disclosed on page F-83. We also note your policy on page F-53 which states: “For subsequently measuring and reporting servicing assets, the Company has chosen to use the amortization method, rather than the fair value measurement method." Please tell us how you determined that the fair value of your mortgage servicing rights was equivalent to their carrying value at each reporting period presented in the financial statements.

The disclosure on pages F-33 and F-83 have been revised to include the fair value instead of the carrying value.

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We request that the staff advise the undersigned at slanter@luselaw.com or at (202) 274-2004 as soon as possible if it has any further comments.

Respectfully,

/s/Steven Lanter
Steven Lanter

cc:	Joseph P. Campanelli, President and Chief Executive Officer
Lawrence M. F. Spaccasi, Esq.